UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of June 2018
Commission File Number: 001-37669
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Nomad Foods Limited
(Translation of registrant’s name in English)

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No. 1 New Square
Bedfont Lakes Business Park
Feltham, Middlesex TW14 8HA
+ (44) 208 918 3200
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On June 1, 2018, Nomad Foods Europe Ltd. (“NFE”), a wholly owned subsidiary of Nomad Foods Limited (the “Company”), entered into an agreement (the “Agreement”) with William Jackson & Son Limited (the “Seller”) and William Jackson Food Group Limited, as guarantor of the obligations of the Seller (the “Guarantor”), pursuant to which NFE agreed to acquire from the Seller, the entire issued share capital of Aunt Bessie's Limited (“Aunt Bessie’s”) for approximately £210 million, subject to certain adjustments (the “Acquisition”). Aunt Bessie’s is a leading frozen food company in the United Kingdom where it manufactures, distributes and sells a range of branded frozen food products. The purchase price is expected to be funded through cash on hand and debt.

The Agreement contains customary warranties from NFE, the Seller and the Guarantor as well as customary indemnification rights for transactions of this type. Certain of the indemnification obligations are subject to deductible amounts and caps and other limitations on liability.

The Acquisition is expected to be completed during the third quarter of 2018, subject to certain closing conditions including obtaining any necessary regulatory approvals.

A copy of the press release announcing the Acquisition is furnished herewith as Exhibit 99.1.

This report on Form 6-K is incorporated by reference into the registration statements on (i) Form S-8 filed with the Securities and Exchange Commission (the “Commission”) on May 3, 2016 (File No. 333-211095), (ii) Form F-3, initially filed with the Commission on March 30, 2017 and declared effective on May 2, 2017 (File No. 333-217044), and (iii) Form F-3 filed with the Commission on June 4, 2018, which was automatically effective upon filing with the Commission.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Stéfan Descheemaeker
Name:	Stéfan Descheemaeker
Title:	Chief Executive Officer
Dated: June 4, 2018

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Press Release issued by Nomad Foods Limited on June 4, 2018 relating to the Acquisition.